Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank as at July 31, 2024.

As at July 31, 2024
(in millions of Canadian dollars)
Subordinated Debt	9,321
Total Equity
Preferred Shares(1) and Other Equity Instruments(2)	8,487
Common Shares	23,911
Contributed Surplus	346
Retained Earnings	45,451
Accumulated Other Comprehensive Income	4,731

Total Shareholders’ Equity	82,926
Non-controlling Interest in Subsidiaries	31
Total Equity	82,957
Total Capitalization	92,278

Notes:

(1)

Preferred Shares classified under Total Equity consist of Class B Preferred Shares Series 29, 31, 33, 44, 50 and 52. For more information on the classification of Preferred Shares, please refer to Note 5 of the unaudited interim consolidated financial statements of Bank of Montreal for the nine-months ended July 31, 2024.

(2)

The Other Equity Instruments described under Total Equity consist of Additional Tier 1 Capital Notes and Limited Recourse Capital Notes, Series 1, 2, 3, 4 and 5. Please refer to Note 5 of the unaudited interim consolidated financial statements of Bank of Montreal for the nine-months ended July 31, 2024.